The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus, prospectus supplement, prospectus addendum and index supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-190038

Subject to Completion. Dated October 30, 2015.

Pricing Supplement to the Prospectus dated July 19, 2013, to the Prospectus Supplement dated July 19, 2013, to the Prospectus Addendum dated February 3, 2015 and to the Index Supplement dated July 19, 2013.

Barclays Bank PLC
$
Digital iShares® MSCI Emerging Markets ETF-Linked Global Medium-Term Notes, Series A, due 2016

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be December 30, 2016) is based on the performance of the iShares® MSCI Emerging Markets ETF (which we refer to as the index fund or underlier) as measured from and including the trade date to and including the determination date (expected to be December 27, 2016). If the final underlier level (defined below) on the determination date is greater than or equal to 85.00% of the initial underlier level (set on the trade date and is expected to be the closing level of the underlier on the trade date), you will receive the maximum settlement amount, which is expected to be the threshold settlement amount (expected to be between $1,077.00 and $1,090.00 for each $1,000 face amount of your notes). If the final underlier level is less than 85.00% of the initial underlier level, the return on your notes will be negative.

You could lose your entire investment in the notes. Any payment on the notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power (as described on page PS-4 of this pricing supplement) by the relevant U.K. resolution authority.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

•	if the underlier return is greater than or equal to -15.00% (the final underlier level is greater than or equal to 85.00% of the initial underlier level), the maximum settlement amount; or
•	if the underlier return is negative and is below -15.00% (the final underlier level is less than the initial underlier level by more than 15.00%), the sum of (i) $1,000 plus (ii) the product of (a) approximately 1.1765 times (b) the sum of the underlier return plus 15.00% times (c) $1,000 (in which case you will receive less than $1,000).

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page PS-3 in this pricing supplement.

Your investment in the notes involves certain risks, including among other things, our credit risk and the risk of exercise of any U.K. Bail-in Power. See “Risk Factors” beginning on page S-6 of the accompanying prospectus supplement; “Risk Factors” beginning on page PA-1 of the accompanying prospectus addendum; “Risk Factors” beginning on page IS-2 of the accompanying index supplement; and “Additional Risk Factors Specific to Your Notes” on page PS- 13 of this pricing supplement so that you may better understand those risks.

By acquiring the notes, you acknowledge, agree to be bound by and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority that may result in the cancellation of all, or a portion, of any amounts payable on or modification of the form of the notes. In the event of the exercise of any U.K. Bail-in Power, you may lose some or all of your investment in the notes. See “Consent to U.K. Bail-in Power” in this pricing supplement and the accompanying prospectus addendum for more information.

	Initial Issue Price†	Price to Public†	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	$1,000 (face amount)	100% of face amount	1.01% of face amount	98.99% of face amount
Total	$	$	$	$
†	Our estimated value of the notes on the trade date, based on our internal pricing models, is expected to be between $965.00 and $982.00 per note. The estimated value is expected to be less than the initial issue price of the notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-3 of this pricing supplement.
The initial issue price will be 98.99% of the face amount for certain investors; see “Key Terms—Supplemental plan of distribution” on page PS-8.
‡	Barclays Capital Inc. will receive commissions from the issuer equal to 1.01% of the face amount of the notes, or $10.10 per $1,000 face amount of your notes, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

The notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes constitute our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Barclays Bank PLC may use this pricing supplement in the initial sale of the notes. In addition, Barclays Capital Inc. or any other affiliate of Barclays Bank PLC may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Barclays Bank PLC or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

 Pricing Supplement dated November     , 2015

The return on your notes is linked to the performance of the iShares® MSCI Emerging Markets ETF, and not to the performance of the MSCI Emerging Markets Index (which we refer to as the underlying index) on which the index fund is based. Although the index fund seeks results that correspond generally to the performance of the underlying index, the index fund follows a strategy of “representative sampling,” which means the index fund’s holdings do not identically correspond to the holdings and weightings of the underlying index, and may significantly diverge from the underlying index. Although the index fund generally invests at least 90% of its assets in some of the same securities as those contained in the underlying index and in depositary receipts representing the same securities as those contained in the underlying index, it does not hold all of the securities underlying the underlying index and may invest the remainder in securities that are not contained in the underlying index, or in other types of investments. Additionally, when the index fund purchases securities not held by the underlying index, the index fund may be exposed to additional risks, such as counterparty credit risk or liquidity risk, to which the underlying index components are not exposed. Therefore, the index fund will not directly track the performance of the underlying index and there may be significant variation between the performance of the index fund and the underlying index on which it is based.

 SUMMARY INFORMATION

This pricing supplement should be read in conjunction with the accompanying prospectus dated July 19, 2013, as supplemented by the accompanying prospectus supplement dated July 19, 2013, the prospectus addendum dated February 3, 2015 and the accompanying index supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which these notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the accompanying prospectus supplement, the accompanying prospectus addendum and the accompanying index supplement, as well as “Additional Risk Factors Specific to Your Notes” on page PS-13 of this pricing supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●	Prospectus dated July 19, 2013 http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

●	Prospectus supplement dated July 19, 2013 http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

●	Prospectus addendum dated February 3, 2015 http://www.sec.gov/Archives/edgar/data/312070/000119312515031134/d864437d424b3.htm

●	Index supplement dated July 19, 2013 http://www.sec.gov/Archives/edgar/data/312070/000119312513295727/d570220d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, “we,” “us” and “our” refer to Barclays Bank PLC.

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes.” Each of the notes has the terms described below.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

The final terms for the notes will be determined on the date the notes are initially priced for sale to the public (the “trade date”) based on prevailing market conditions on the trade date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables, such as market benchmarks, our appetite for borrowing and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the trade date is based on our internal funding rates. Our estimated value of the notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the notes on the trade date is expected to be less than the initial issue price of the notes. The difference between the initial issue price of the notes and our estimated value of the notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, the estimated cost that we may incur in hedging our obligations under the notes, and estimated development and other costs that we may incur in connection with the notes.

Our estimated value on the trade date is not a prediction of the price at which the notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the trade date, the price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the trade date for a temporary period expected to be approximately three months after the initial issue date of the notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read “Additional Risk Factors Specific to Your Notes” beginning on page PS-13 of this pricing supplement.

You may revoke your offer to purchase the notes at any time prior to the trade date. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their trade date. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

CONSENT TO U.K. BAIL-IN POWER

Under the U.K. Banking Act 2009, as recently amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power under certain conditions which, in summary, include that such authority determines that: (i) a relevant entity (such as the Issuer) is failing or is likely to fail, (ii) it is not reasonably likely that (ignoring the other stabilization powers under the U.K. Banking Act) any other action will be taken to avoid the entity’s failure, (iii) the exercise of the stabilization powers are necessary taking into account certain public interest considerations such as the stability of the U.K. financial system, public confidence in the U.K. banking system and the protection of depositors and (iv) the objectives of the resolution measures would not be met to the same extent by the winding up of the entity. Notwithstanding these conditions, there remains uncertainty regarding how the relevant U.K. resolution authority would assess these conditions in deciding whether to exercise any U.K. Bail-in Power. The U.K. Bail-in Power includes any statutory write-down and conversion power, which allows for the cancellation of all, or a portion, of any amounts payable on the notes, including any repayment of principal and/or the conversion of all, or a portion, of any amounts payable on the notes, including the repayment of principal, into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the notes. Accordingly, if any U.K. Bail-in Power is exercised you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the notes.

By your acquisition of the notes, you acknowledge, agree to be bound by and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

This is only a summary. For more information, please see “Risk Factors—You may lose some or all of your investment if any U.K. bail-in power is exercised by the relevant U.K. resolution authority” in this pricing supplement and the full definition of “U.K. Bail-in Power” as well as the risk factors in the accompanying prospectus addendum.

KEY TERMS

Issuer: Barclays Bank PLC

Index Fund or Underlier: the iShares® MSCI Emerging Markets ETF (Bloomberg ticker symbol, “EEM UP<Equity>”)

Underlying index: MSCI Emerging Markets Index, as maintained by MSCI Inc. (“MSCI”)

Specified currency: U.S. dollars (“$”)

Face amount: each note will have a face amount of $1,000; $             in the aggregate for all the offered notes

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated threshold level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes—If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount or a Discount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-14 of this pricing supplement.

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•	if the final underlier level is greater than or equal to the threshold level, the threshold settlement amount; or

•	if the final underlier level is less than the threshold level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate times (iii) the sum of the underlier return plus the threshold amount (in which case you will receive less than $1,000).

Any payment on the notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC, and (b) the risk of exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

Initial underlier level (to be set on the trade date):                     , the closing level of the underlier on the trade date

Final underlier level: the closing level of the underlier on the determination date, subject to adjustment in limited circumstances as provided under “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds” on page S-92 of the accompanying prospectus supplement; and subject to market disruption events as described under “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities” on page S-89 of the accompanying prospectus supplement

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Threshold level: 85.00% of the initial underlier level

Threshold amount: 15.00%

Threshold settlement amount (to be set on the trade date): expected to be between $1,077.00 and $1,090.00

Cap level (to be set on the trade date): expected to be between 107.70% and 109.00% of the initial underlier level

Maximum settlement amount (to be set on the trade date): expected to be the threshold settlement amount

Buffer rate: the quotient of the initial underlier level divided by the threshold level, which equals approximately 117.65%

Trade date:

Original issue date (settlement date): expected to be five scheduled business days following the trade date

Determination date: expected to be December 27, 2016, subject to postponement in the event of a market disruption event as described under “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities” on page S-89 of the accompanying prospectus supplement

Stated maturity date: expected to be December 30, 2016. The maturity date will be postponed if the determination date is postponed due to the occurrence or continuance of a market disruption event on the determination date. In such a case, the maturity date will be postponed by the same number of business days from but excluding the originally scheduled determination date to and including the actual determination date. See “Terms of the Notes—Maturity Date” on page S-41 of the accompanying prospectus supplement and “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities” on page S-89 of the accompanying prospectus supplement. Notwithstanding anything to the contrary in the accompanying prospectus supplement, the determination date may be postponed by up to five trading days due to the occurrence or continuance of a market disruption event on the determination date.

No interest: the offered notes will not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the offered notes will not be subject to redemption right or price dependent redemption right

Closing level: the official closing price per share of the underlier as published with respect to the regular weekday close of trading on that trading day as displayed on Bloomberg Professional® service (“Bloomberg”) page “EEM UP<Equity>” or any successor page on Bloomberg or any successor service, as applicable. In certain circumstances, the closing level of the underlier will be based on the alternate calculation of the underlier described under “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds” on page S-92 of the accompanying prospectus supplement.

Business day: any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London generally are authorized or obligated by law or executive order to close

Trading day: with respect to the underlier, a day, as determined by the calculation agent in its sole discretion, on which (i) the primary exchange or market of trading for shares or other interest in the underlier or the shares of any successor underlier is scheduled to be open for trading; and (ii) trading in the underlier is generally conducted on such market or exchange

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page S-125 of the accompanying prospectus supplement

Tax consequences: you should review carefully the sections entitled “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Treatment of Non-U.S. Holders,” in the accompanying prospectus supplement. The following discussion, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes. The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes for U.S. federal income tax purposes as prepaid forward contracts with respect to the underlier. Assuming this treatment is respected, subject to the possible application of the constructive ownership rules, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the original issue price. The notes could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the constructive ownership rules.

The Internal Revenue Service (the “IRS”) or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Non-U.S. holders should note that recently promulgated Treasury regulations imposing a withholding tax on certain “dividend equivalents” under certain “equity linked instruments” will not apply to the notes.

ERISA: as described under “Employee Retirement Income Security Act” on page S-114 of the accompanying prospectus supplement

Supplemental plan of distribution: we will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the face amount of the notes at the price specified on the cover of this pricing supplement. The Agent will commit to take and pay for all of the notes, if any are taken. The Agent proposes initially to offer the notes to the public at the initial issue price set forth on the cover page of this pricing supplement, and to certain unaffiliated securities dealers at that price less a concession not in excess of 1.01% of the face amount. The initial issue price for notes purchased by certain fee-based advisory accounts will be 98.99% of the face amount of the notes, which will reduce the Agent’s commission specified on the cover of this pricing supplement with respect to those notes to 0.00%.

We will deliver the notes against payment therefor in New York, New York on             , 2015, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Barclays Capital Inc. that it intends to make a market in the notes. However, neither Barclays Capital Inc. nor any of our affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent: Barclays Bank PLC

CUSIP no.: 06741UR22

ISIN no.: US06741UR229

Conflicts of interest: Barclays Capital Inc. is an affiliate of Barclays Bank PLC and, as such, has a “conflict of interest” in this offering within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Barclays Capital Inc. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

FDIC: the notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, all references to each of the following defined terms used in the accompanying prospectus supplement or prospectus will be deemed to refer to the corresponding term used in this pricing supplement as set forth in the table below:

Prospectus Supplement Defined Term	Pricing Supplement Defined Term
Reference asset	underlier
Payment at maturity	cash settlement amount
Maturity date	stated maturity date
Maximum return	maximum settlement amount
Valuation date	determination date
Index return	underlier return
Initial price	initial underlier level
Final price	final underlier level
Initial valuation date	trade date
Scheduled trading day	trading day
Reference asset sponsor	underlier sponsor
Downside leverage factor	buffer rate
Barrier level	threshold level

In addition, the following terms used in this pricing supplement are not defined with respect to the notes in the accompanying prospectus, prospectus supplement, prospectus addendum and index supplement: cap level, threshold amount and threshold settlement amount. Accordingly, please refer to “Key Terms” beginning on PS-5 of this pricing supplement for the definitions of these terms. Additionally, if information in this pricing supplement is inconsistent with the accompanying prospectus, prospectus supplement, prospectus addendum or index supplement, this pricing supplement will supersede those documents.

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical closing levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the closing level will be on any day throughout the term of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past—meaning that the closing level has changed considerably in relatively short periods—and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the underlier and our creditworthiness. In addition, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date will, and the price you may receive for your notes may, be significantly less than the initial issue price. For more information on the value of your notes in the secondary market, see “Risk Factors” on page S-6 of the accompanying prospectus supplement and “Additional Risk Factors Specific to Your Notes—The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes” on page PS-18 of this pricing supplement. The information in the table also reflects the key hypothetical terms and assumptions in the following box.

Key Hypothetical Terms and Assumptions
Face amount	$1,000
Cap level	107.70% of the initial underlier level
Threshold settlement amount	$1,077.00
Threshold level	85.00% of the initial underlier level
Buffer rate	approximately 117.65%
Threshold amount	15.00%
Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date
No change in or affecting the underlier, any of the underlier stocks or the policies of the underlier’s investment advisor or the method by which the underlying index sponsor calculates the underlying index
Notes purchased on original issue date for the initial issue price noted on the cover page of this pricing supplement and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the closing level of the underlier prior to the trade date.

For these reasons, the actual performance of the underlier over the term of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical closing levels of the underlier shown elsewhere in this pricing supplement. For information about the historical closing levels of the underlier during recent periods, see “The Underlier—Historical High, Low and Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, each based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
150.000%	107.700%
140.000%	107.700%
130.000%	107.700%
120.000%	107.700%
110.000%	107.700%
105.000%	107.700%
102.500%	107.700%
101.000%	107.700%
100.000%	107.700%
95.000%	107.700%
90.000%	107.700%
85.000%	107.700%
84.999%	99.999%
75.000%	88.235%
50.000%	58.824%
25.000%	29.412%
0.000%	0.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 29.412% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose approximately 70.588% of your investment (if you purchased your notes at a premium to face amount, you would lose a correspondingly higher percentage of your investment). In addition, if the final underlier level were determined to be 85.000% or more of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be limited to the threshold settlement amount, or 107.700% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would not receive more than the threshold settlement amount for each $1,000 face amount of your notes, regardless of the extent to which the final underlier level may be greater than 85.000% of the initial underlier level.

The following chart also shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than 85.000% (the section left of the 85.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level)

of greater than or equal to 85.000% (the section right of the 85.000% marker on the horizontal axis) would result in a capped return on your investment.

The cash settlement amounts shown above are entirely hypothetical; they are based on closing levels for the underlier that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples.

Please read “Risk Factors—Additional Risks Relating to Digital Notes” and “Certain Features of the Notes—Digital Notes” on page S-33 and S-49, respectively, of the accompanying prospectus supplement and “Additional Risk Factors Specific to Your Notes—Many Economic and Market Factors Will Impact the Value of Your Notes” on page PS-20 of this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the closing level of the underlier and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier level, cap level and threshold settlement amount that we will set on the trade date and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

Additional Risk Factors Specific to Your Notes

An investment in your notes is subject to the risks described below, as well as the risks described under the “Risk Factors” section of the prospectus supplement and prospectus addendum, including the risk factors discussed under the following headings of the prospectus supplement (unless otherwise noted): “Risk Factors—Risks Relating to All Securities”; “Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”; “Risk Factors—Additional Risks Relating to Notes Which Pay No Interest or Pay Interest at a Low Rate”; “Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”; “Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”; Risk Factors—Additional Risks Relating to Digital Notes”; “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”; and “Risk Factors—Under the terms of the notes, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” (in the accompanying prospectus addendum). In addition, you should also review the “Risk Factors” section included in the accompanying index supplement. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e. the stocks composing the underlying index. You should carefully consider whether the offered notes are suited to your particular circumstances.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the underlier as measured from the initial underlier level set on the trade date to the closing level of the underlier on the determination date (also referred to as the “final underlier level”). If the final underlier level is less than the threshold level, you will lose approximately 1.1765% of the face amount of your notes for every 1% that the final underlier level is less than the threshold level. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Potential for the Value of Your Notes to Increase Will Be Limited

Your ability to participate in any change in the value of the underlier over the term of your notes will be limited because of the maximum settlement amount (which is equal to the threshold settlement amount), which will be set on the trade date. The maximum settlement amount will limit the cash settlement amount you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the initial underlier level over the term of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

Credit of Issuer

The notes are unsecured and unsubordinated debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any repayment of principal, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the notes.

You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority

Under the U.K. Banking Act 2009, as recently amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power under certain conditions which, in summary, include that such authority determines that: (i) a relevant entity (such as the Issuer) is failing or is likely to fail, (ii) it is not reasonably likely that (ignoring the other stabilization powers under the U.K. Banking Act) any other action will be taken to avoid the entity’s failure, (iii) the exercise of the stabilization powers are necessary taking into account certain public interest considerations such as the stability of the U.K. financial system, public confidence in the U.K. banking system and the protection of depositors and (iv) the objectives of the resolution measures would not be met to the same extent by the winding up of the entity. Notwithstanding these conditions, there remains uncertainty regarding how the relevant U.K. resolution authority would assess these conditions in deciding whether to exercise any U.K. Bail-in Power. The U.K. Bail-in Power includes any statutory write-down and conversion power, which allows for the cancellation of all, or a portion, of any amounts payable on the notes, including any repayment of principal and/or the conversion of all, or a portion, of any amounts payable on the notes, including the repayment of principal, into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the notes. Accordingly, if any U.K. Bail-in Power is exercised you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the notes.

By your acquisition of the notes, you acknowledge, agree to be bound by and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the notes. Accordingly, your rights as a holder of the notes are subject to, and will be varied, if necessary, so as to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. Please see “Consent to U.K. Bail-in Power” in this pricing supplement and the risk factors in the accompanying prospectus addendum for more information.

Lack of Liquidity

The notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount or a Discount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount or a discount to face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the threshold level and the cap level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, while the threshold level will still provide for an increase in the return on the notes if the final underlier level is greater than or equal to the threshold level but less than the cap level, if the final underlier level is less than the threshold level you will incur a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount. Similarly, if you purchase your notes at a premium to face amount, the cap level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

The Cash Settlement Amount Payable at Maturity of Your Notes Is Not Based on the Level of the Underlier at Any Time Other Than on the Determination Date

The final underlier level will be based solely on the closing level of the underlier on the determination date. Therefore, if the closing level of the underlier dropped precipitously on the determination date, the cash settlement amount payable at maturity, if any, that you will receive for your notes may be significantly less than it would otherwise have been had the cash settlement amount payable at maturity been linked to the level of the underlier prior to such drop. Although, the actual level of the underlier on the stated maturity date or at other times during the term of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.

Market Disruption Events and Adjustments

The determination date, the stated maturity date and the cash settlement amount payable at maturity are subject to adjustment as described in the following sections of the accompanying prospectus supplement: “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities” on page S-89 of the accompanying prospectus supplement and “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds” on page S-92 of the accompanying prospectus supplement.

Currency Exchange Rate Risk

Because the prices of the underlier stocks are converted into U.S. dollars for purposes of calculating the value of the underlier stocks and the underlier, your notes will be exposed to currency exchange rate risk with respect to the currencies in which the underlier stocks are denominated. Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of the underlier stocks in those currencies. If the value of the currencies in which the underlier stocks are denominated decline relative to the U.S. dollar, the net asset value of the underlier will be adversely affected, which may negatively impact the closing level of the underlier and therefore the value of and amounts payable under the notes.

Of particular importance to potential currency exchange risk are: existing and expected rates of inflation; existing and expected interest rate levels; the balance of payments in the component countries of the underlier stocks and the United States and between each country and its major trading partners; political, civil or military unrest in the component countries of the underlier stocks and the United States; the extent of governmental surplus or deficit in the component countries of the underlier stocks and the United States; and intervention by the component countries of the underlier stocks or the United States in currency exchange rates, including through the imposition of currency controls. All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the component countries of the underlier stocks, the United States and those of other countries important to international trade and finance. For additional information regarding the underlier, see “The Underlier” on page PS-21 of this pricing supplement.

Non-U.S. Securities Markets Risks

The underlier stocks are issued by foreign companies in foreign securities markets, specifically emerging markets countries. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks that may have ramifications that are impossible to predict. Changes within the relevant emerging markets countries may have a negative impact on the performance of the underlier, which may have an adverse effect on financial products linked to the underlier, including the notes.

Also, the public availability of information concerning the issuers of the underlier stocks will vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the issuers of the underlier stocks may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

The economies of emerging market countries in particular face several concerns. In particular, many emerging nations are undergoing rapid institutional change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. It will also likely be more costly and difficult for the underlier sponsor to enforce the laws or regulations of a foreign country or trading facility, and it is possible that the foreign country or trading facility may not have laws or regulations which adequately protect the rights and interests of investors in the stocks included in the underlier.

Certain Features of Exchange-Traded Funds Will Impact the Value of the Underlier and the Value of the Notes

Management risk. This is the risk that the respective investment strategies for the underlier, the implementation of which is subject to a number of constraints, may not produce the intended results. An investment in the underlier involves risks similar to those of investing in any fund of equity securities traded on an exchange, such as market fluctuations caused by such factors as economic and political developments, changes in interest rates and perceived trends in security prices. However, because the underlier is not “actively” managed, it generally does not take defensive positions in declining markets or would not sell an underlier stock because the underlier stock’s issuer was in financial trouble. Therefore, the performance of the underlier could be lower than other types of mutual funds that may actively shift their portfolio assets to take advantage of market opportunities or to lessen the impact of a market decline.

Derivatives risk. The underlier may invest in futures contracts, options on futures contracts, other types of options and swaps and other derivatives. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the underlier’s losses, and, as a consequence, the losses of your notes, may be greater than if the underlier invested only in conventional securities.

Underlier May Underperform its Underlying Index. The performance of the underlier may not replicate the performance of, and may underperform, its underlying index. The underlier will reflect transaction costs and fees that will reduce its relative performances. Moreover, it is also possible that the underlier may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its underlying index; for example, due to differences in trading hours between the underlier and the underlying index or due to other circumstances. During periods of market volatility, securities held by the underlier may be unavailable in the secondary market, market participants may be unable to calculate accurately the intraday net asset value per share of the underlier and the liquidity of the underlier may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares in the underlier. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the underlier. As a result, under these circumstances, the market value of the underlier may vary substantially from the net asset value per share of the underlier. Because the return on your notes is linked to the performance of the underlier and not the underlier stocks, the return on your notes may be less than that of an alternative investment linked directly to the underlier stocks of the underlier or the stocks comprising the underlying index. See below “The Underlier—Representative Sampling” and “The Underlier—Correlation” for additional information.

Liquidity Risk. Although the underlier is listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying period of time, there is no assurance that an active trading market will continue for the underlier or that there will be liquidity in the trading market.

The Policies of the Underlier’s Investment Advisor, BlackRock Fund Advisors, and MSCI, the Sponsor of the Underlying Index, Could Affect the Amount Payable on Your Notes and Their Market Value

The underlier’s investment advisor, BlackRock Fund Advisors may from time to time be called upon to make certain policy decisions or judgments with respect to the implementation of policies of the investment advisor concerning the calculation of the net asset value of the underlier, additions, deletions or substitutions of securities in the underlier and the manner in which changes affecting the underlying index are reflected in the underlier that could affect the market price of the shares of the underlier, and therefore, the amount payable on your notes on the maturity date. The amount payable on your notes and their market value could also be affected if the investment advisor changes these policies, for example, by changing the manner in which it calculates the net asset value of the underlier, or if the investment advisor discontinues or suspends calculation or publication of the net asset value of the underlier, in which case it may become difficult or inappropriate to determine the market value of your notes.

If events such as these occur, the calculation agent may determine the closing level of the underlier on the determination date — and thus the amount payable on the maturity date, if any — in a manner, in its sole discretion, it considers appropriate. We describe the discretion that the calculation agent will have in determining the closing level on the determination date and the amount payable on your notes more fully under “Reference Asset—Exchange-Traded Funds—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds” on page S-96 of the accompanying prospectus supplement.

In addition, MSCI (the “underlying index sponsor”) owns the underlying index and is responsible for the design and maintenance of the underlying index. If the underlying index sponsor discontinues or suspends the underlying index, following the termination of the underlier, the calculation agent will have the sole discretion to substitute a successor fund that is comparable to the discontinued underlier, or if the calculation agent determines that no successor fund is available, to accelerate the maturity date of the notes. If the notes are accelerated, investors will not benefit from any potential appreciation of the underlier from the accelerated maturity date to the originally scheduled maturity date. The policies of the underlying index sponsor concerning the calculation of the underlying index, including decisions regarding the addition, deletion or substitution of the equity securities included in the underlying index, could affect the level of the underlying index and, consequently, could affect the market prices of shares of the underlier and, therefore, the amount payable on your notes and their market value.

No Interest or Dividend Payments or Voting Rights or Rights to Receive Any Underlier Stock

As a holder of the notes, you will not receive interest payments. As a result, even if the amount payable on the stated maturity date exceeds the principal amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-index fund-linked debt security of comparable maturity that bears interest at a prevailing market rate. In addition, as a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the underlier stocks would have. Furthermore, investing in the notes will not make you a holder of any of the underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any shares of the underlier or underlier stocks.

The Estimated Value of Your Notes Is Expected to Be Lower Than the Initial Issue Price of Your Notes

Each of the hypothetical estimated value of your notes provided in this pricing supplement and the estimated value of your notes on the trade date is expected to be lower, and may be significantly lower, than the initial issue price of your notes. The difference between the initial issue price of your notes and the estimated value of the notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, the estimated cost that we may incur in hedging our obligations under the notes, and estimated development and other costs which we may incur in connection with the notes.

The Estimated Value of Your Notes Might Be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market

Each of the hypothetical estimated value of your notes provided in this pricing supplement and the estimated value of your notes on the trade date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above might be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

The Estimated Value of Your Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions

Each of the hypothetical estimated value of your notes provided in this pricing supplement and the estimated value of your notes on the trade date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the notes may not be consistent with those of other financial institutions that may be purchasers or sellers of notes in the secondary market. As a result, the secondary market price of your notes may be materially different from the estimated value of the notes determined by reference to our internal pricing models.

The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes

The estimated value of the notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions (described below under “Many Economic and Market Factors Will Impact the Value of Your Notes”), and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the notes. Further, as secondary market prices of your notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the notes such as fees, commissions, discounts, and the costs of hedging our obligations under the notes, secondary market prices of your notes will likely be lower than the initial issue price of your notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your notes, and any sale prior to the maturity date could result in a substantial loss to you.

The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, if We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes

Assuming that all relevant factors remain constant after the trade date, the price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market (if Barclays Capital Inc. makes a market in the notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the notes on the trade date, as well as the secondary market value of the notes, for a temporary period after the initial issue date of the notes. The price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your notes.

We and Our Affiliates, and Any Dealer from Which You Purchase the Notes, May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest

We and our affiliates establish the offering price of the notes for initial sale to the public (which we refer to as the “price to public”), and the price to public is not based upon any independent verification or valuation. Additionally, the role played by Barclays Capital Inc., as the Agent, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the notes, and such compensation or financial benefit may serve as an incentive to sell these notes instead of other investments. We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the notes. Furthermore, we and our affiliates make markets in and trade various financial instruments or products for our own accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the notes.

In addition, we and our affiliates, and any dealer from which you purchase the notes, may enter into certain transactions in order to hedge our obligations under the notes. Those engaging in these hedging activities will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases or whether the cash settlement amount payable on the notes will be less than the face amount of the notes. Furthermore, if the dealer from which you purchase your notes is to enter into such hedging activities with us, any expected profit in connection with such hedging transactions will be in addition to any compensation that the dealer receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the dealer to sell the notes to you in addition to any compensation they would receive for the sale of the notes.

Such market making, trading activities, hedging activities and other investment banking and financial services may negatively impact the value of the notes. Furthermore, in any such market making, trading activities, hedging activities and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the notes into account in conducting these activities.

In addition to those activities described above, Barclays Bank PLC will also act as the calculation agent of the notes. In this role, we will determine the initial underlier level, the final underlier level, whether a market disruption event has occurred, whether to make any adjustments to the initial underlier level or other variables and the cash settlement amount, if any, payable at maturity. Determinations made by Barclays Bank PLC, in its capacity as calculation agent, including with respect to the occurrence or nonoccurrence of market disruption events, may affect your payment at maturity.

Many Economic and Market Factors Will Impact the Value of Your Notes

In addition to the level of the underlier, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including: the expected volatility of the underlier; the time to maturity of the notes; the dividend rates on the underlier stocks; exchange rates; interest and yield rates in the market generally; supply and demand for the notes; a variety of economic, financial, political, regulatory or judicial events; and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain

There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid forward contracts. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of the ownership and disposition of the notes could be materially and adversely affected.

Even if the treatment of the notes is respected, the IRS may assert that the notes constitute constructive ownership transactions within the meaning of Section 1260 of the Code, in which case gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes.

In addition, as described above under “Tax consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the sections of the accompanying prospectus supplement entitled “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Treatment of Non-U.S. Holders,” and consult your tax advisor regarding the U.S. federal tax consequences of an investment in the notes (including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The Underlier

We have derived all information contained in this pricing supplement regarding the iShares® MSCI Emerging Markets ETF from the iShares® MSCI Emerging Markets ETF’s prospectus, and other publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, iShares®, Inc., BlackRock Institutional Trust Company, N.A. (“BTC”) and BlackRock Fund Advisors (“BFA”). The iShares® MSCI Emerging Markets ETF is an investment portfolio maintained and managed by iShares®, Inc. BFA is currently the investment adviser to the iShares® MSCI Emerging Markets ETF. The iShares® MSCI Emerging Markets ETF is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “EEM.”

iShares®, Inc. is a registered investment company that consists of numerous separate investment portfolios, including the iShares® MSCI Emerging Markets ETF. Information provided to or filed with the SEC by iShares®, Inc. pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding iShares®, Inc., BFA and the iShares® MSCI Emerging Markets ETF, please see iShares® MSCI Emerging Markets ETF’s prospectus. In addition, information about iShares® and the iShares® MSCI Emerging Markets ETF may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We have not undertaken any independent review or due diligence of the SEC filings related to the iShares® MSCI Emerging Markets ETF, any information contained on the iShares® website, or of any other publicly available information about the iShares® MSCI Emerging Markets ETF. Information contained on the iShares® website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Investment Objective and Strategy

The iShares® MSCI Emerging Markets ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of large- and mid-capitalization emerging market equities, as measured by the MSCI Emerging Markets Index. The iShares® MSCI Emerging Markets ETF holds equity securities traded primarily in the global emerging markets. The MSCI Emerging Markets Index was developed by MSCI as an equity benchmark for international stock performance, and is designed to measure equity market performance in the global emerging markets. For more information about the MSCI Indices, generally, and the MSCI Emerging Markets Index, specifically, please see “Equity Index Descriptions—MSCI Indices” in the accompanying index supplement.

The sponsor of the underlying index has announced that, effective with the November 2015 semi-annual index review, companies traded outside of their country of classification (i.e., “foreign listed companies”) will become eligible for inclusion in the component country indices included in the MSCI Emerging Markets Index. In order for a component country index to be eligible to include foreign listed companies, the aggregate market capitalization of all securities represented by foreign listings would need to represent at least (i) 5% of the free float-adjusted market capitalization of the relevant component country index and (ii) 0.05% of the free-float adjusted market capitalization of the MSCI ACWI Investable Market Index (an index that measures equity performance in both the developed and emerging markets).

As of October 26, 2015, the iShares® MSCI Emerging Markets ETF holdings by country consisted of the following 16 countries: Brazil, Chile, China, India, Indonesia, Malaysia, Mexico, Philippines, Poland, Qatar, Russian Federation, South Africa, South Korea, Taiwan, Thailand and Turkey. In addition, as of October 26, 2015, the iShares® MSCI Emerging Markets ETF’s three largest holdings by country were China, South Korea and Taiwan.

BFA uses a representative sampling indexing strategy (as described below under “Representative Sampling”) to try to track the MSCI Emerging Markets Index. The iShares® MSCI Emerging Markets ETF generally invests at least 90% of its assets in securities of the MSCI Emerging Markets Index and depository receipts representing securities in the MSCI Emerging Markets Index. In addition, the iShares® MSCI Emerging Markets ETF may invest the remainder of its assets in other securities, including securities not in the MSCI Emerging Markets Index, but which BFA believes will help the iShares® MSCI Emerging Markets ETF track the MSCI Emerging Markets Index, such as futures contracts, options on futures contracts, other types of options and swaps related to the MSCI Emerging Markets Index, as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates.

Representative Sampling

BFA pursues a “representative sampling” indexing strategy in attempting to track the performance of the MSCI Emerging Markets Index, and may not hold all of the equity securities included in the MSCI Emerging Markets Index. The iShares® MSCI Emerging Markets ETF invests in a representative sample of securities that collectively has an investment profile similar to the MSCI Emerging Markets Index. Securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the MSCI Emerging Markets Index.

Correlation

The MSCI Emerging Markets Index is a theoretical financial calculation, while the iShares® MSCI Emerging Markets ETF is an actual investment portfolio. The performance of the iShares® MSCI Emerging Markets ETF and the MSCI Emerging Markets Index will vary due to transaction costs, foreign currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances, and differences between the iShares® MSCI Emerging Markets ETF’s portfolio and the MSCI Emerging Markets Index resulting from legal restrictions (such as diversification requirements) that apply to the iShares® MSCI Emerging Markets ETF but not to the MSCI Emerging Markets Index or the use of representative sampling. A figure of 100% would indicate perfect correlation. “Tracking error” is the divergence between the performance (return) of the iShares® MSCI Emerging Markets ETF’s portfolio and the MSCI Emerging Markets Index. BFA expects that, over time, the iShares® MSCI Emerging Markets ETF’s tracking error will not exceed 5%. The iShares® MSCI Emerging Markets ETF, using a representative sampling indexing strategy, can be expected to have a greater tracking error than if it used a replication indexing strategy. “Replication” is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The iShares® MSCI Emerging Markets ETF will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the MSCI Emerging Markets Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Creation Units

The iShares® MSCI Emerging Markets ETF issues and redeems shares at its net asset value per share only in blocks of 450,000 shares or multiples thereof (“Creation Units”). As a practical matter, only institutions, market makers or large investors purchase or redeem Creation Units. These transactions are usually effected in exchange for a basket of securities that generally corresponds pro rata to the iShares® MSCI Emerging Markets ETF’s portfolio and an amount of cash. Except when aggregated in Creation Units, shares of the iShares® MSCI Emerging Markets ETF are not redeemable securities. Redemptions of Creation Units may cause temporary dislocations in tracking errors.

Share Prices

The approximate value of one share of the iShares® MSCI Emerging Markets ETF is disseminated every fifteen seconds throughout the trading day by the national securities exchange on which the iShares® MSCI Emerging Markets ETF is listed or by other information providers or market data vendors. This approximate value should not be viewed as a “real-time” update of the net asset value, because the approximate value may not be calculated in the same manner as the net asset value, which is computed once a day. The approximate value generally is determined by using current market quotations and/or price quotations obtained from broker-dealers that may trade in the portfolio securities held by the iShares® MSCI Emerging Markets ETF. The iShares® MSCI Emerging Markets ETF is not involved in, or responsible for, the calculation or dissemination of the approximate value and makes no representation or warranty as to its accuracy.

Disclaimer

iShares® and BlackRock® are registered trademarks of BlackRock Inc. and its affiliates (“BlackRock”). BlackRock has licensed certain trademarks and trade names of BlackRock to Barclays Bank PLC. The notes are not sponsored, endorsed, sold or promoted by BlackRock. BlackRock makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BlackRock has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

Historical High, Low and Closing Levels of the Underlier

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the term of your notes. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving the return of any of your initial investment on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the term of the offered notes, as well as the cash settlement amount, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the underlier for each of the four calendar quarters in 2008, 2009, 2010, 2011, 2012, 2013, 2014 and 2015 (through October 29, 2015). We obtained the closing levels listed in the table below from Bloomberg, without independent verification.

Quarterly High, Low and Closing Levels of the Underlier

	High	Low	Close
2008
Quarter ended March 31	$50.37	$42.17	$44.79
Quarter ended June 30	$51.70	$44.43	$45.19
Quarter ended September 30	$44.43	$31.33	$34.53
Quarter ended December 31	$33.90	$18.22	$24.97
2009
Quarter ended March 31	$27.09	$19.94	$24.81
Quarter ended June 30	$34.64	$25.65	$32.23
Quarter ended September 30	$39.29	$30.75	$38.91
Quarter ended December 31	$42.07	$37.56	$41.50
2010
Quarter ended March 31	$43.22	$36.83	$42.12
Quarter ended June 30	$43.98	$36.16	$37.32
Quarter ended September 30	$44.77	$37.59	$44.77
Quarter ended December 31	$48.58	$44.77	$47.62
2011
Quarter ended March 31	$48.69	$44.63	$48.69
Quarter ended June 30	$50.21	$45.50	$47.60
Quarter ended September 30	$48.46	$34.95	$35.07
Quarter ended December 31	$42.80	$34.36	$37.94

2012
Quarter ended March 31	$44.76	$38.23	$42.94
Quarter ended June 30	$43.54	$36.68	$39.19
Quarter ended September 30	$42.37	$37.42	$41.32
Quarter ended December 31	$44.35	$40.14	$44.35
2013
Quarter ended March 31	$45.20	$41.80	$42.78
Quarter ended June 30	$44.23	$36.63	$38.57
Quarter ended September 30	$43.29	$37.34	$40.77
Quarter ended December 31	$43.66	$40.44	$41.77
2014
Quarter ended March 31	$40.99	$37.09	$40.99
Quarter ended June 30	$43.95	$40.82	$43.23
Quarter ended September 30	$45.85	$41.56	$41.56
Quarter ended December 31	$42.44	$37.73	$39.29
2015
Quarter ended March 31	$41.07	$37.92	$40.13
Quarter ended June 30	$44.09	$39.04	$39.62
Quarter ended September 30	$39.78	$31.32	$32.78
Quarter ending December 31 (through October 29, 2015)	$36.29	$32.96	$34.81

The following graph sets forth the historical performance of the underlier based on the daily closing levels from January 2, 2008 through October 29, 2015. The closing level of the underlier on October 29, 2015 was $34.81.